Joshua A. Kaufman +1 212 479 6495 josh.kaufman@cooley.com	VIA EDGAR AND HAND DELIVERY

May 3, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief Tom Jones, Legal Staff Attorney Brian Cascio, Accounting Branch Chief Julie Sherman, Accounting Staff Attorney

Re:	Aquantia Corp. Draft Registration Statement on Form S-1 Submitted February 3, 2016 CIK No. 0001316016

Ladies and Gentlemen:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated March 1, 2016 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on February 3, 2016 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting an Amendment No. 1 to the Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

Overview, page 1

1.

Please provide us objective support for your statements on page 1 that you are a leader and that many of your solutions have established benchmarks in the industry. In addition, provide us objective support for your statement on page 2 that your technology has been adopted as the baseline for the 802.3bz standard.

The Company advises the Staff that, in support of its statement that it is a leader, the Company shipped a total of 3.8 million ports into the data center market during the year ended December 31, 2015, which represented 63% of the total shipments in this sector during this period, according to a report by Crehan Research (a copy of which is enclosed). Further, in support of the statement that the Company’s solutions have established benchmarks in the industry, the

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Page Two

Company advises the Staff that its AQrate technology has been unanimously adopted by the Institute of Electrical and Electronics Engineers (“IEEE”) as the baseline for the upcoming 802.3bz standard being developed for next-generation Ethernet over twisted pair copper wire.

2.	Please revise the disclosure in the third paragraph of this section to clarify what you mean by “best-in-class semiconductor solutions.”

The Company has revised the disclosure on pages 1, 2 and 75 of the Amended DRS to clarify what is meant by the term “best-in-class semiconductor solutions.”

3.

Your disclosure on page 2 about the upcoming 802.3bz standard and your disclosure on pages 3 and 4 about 90nm, 65nm and 28nm appear to assume that readers already know the meaning of those terms and their significance. Please revise your disclosure regarding these terms to present it from the perspective an investor who may not be an expert in your industry.

The Company has revised the disclosure on pages 2, 3, 4, 39, 40, 51 and 75 of the Amended DRS to provide additional explanation of these industry terms.

4.

Please provide us the objective criteria that you used to determine which customers to name in the last paragraph of this section so that your summary is a balanced presentation of your business. Also please tell us whether any customers that you did not name satisfy those criteria.

In response to the Staff’s comment, the Company advises the Staff that the basis for determining which of its customers to name in the Amended DRS was to include all of its customers that (a) currently generate revenue for the Company and (b) the Company believes, based upon its design wins, will generate revenue in the future. The Company does not have any customers that satisfy these criteria that are not named in the Amended DRS.

Challenges to the Adoption of 10GbE, page 3

5.	Please clarify the portion of your business derived from 10GbE. We note for example your disclosure on page 15 regarding your resources devoted to 5GbE and 2.5GbE.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all of its data center market revenue, which represented a significant majority of the Company’s revenue in 2015, was derived from 10GbE products. The Company began generating enterprise market revenue in 2015. This revenue is derived from its 10GbE products as well as its 2.5GbE and 5GbE products. The Company anticipates that its enterprise market revenue will grow at a significantly greater rate than its data center market revenue over the next two years and, therefore, it expects that the portion of its revenue derived from 2.5GbE and 5GbE products, will likely increase. The Company has revised disclosure on pages 52 and 57 of the Amended DRS to reflect the foregoing.

Emerging Growth Company Status, page 6

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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Page Three

The Company advises the Staff that it has not used, and is not aware of any other party’s use, of written communications presented in reliance on Section 5(d) of the Securities Act to date in connection with its proposed initial public offering. The Company will supplementally provide the Staff with copies of any such written communications that it uses in connection with its proposed initial public offering.

The average selling prices, page 16

7.	Please clarify the extent and timing of the “contractually obligated” selling price reductions that generate the risk described in this risk factor.

The Company has revised the disclosure on page 16 of the Amended DRS as requested.

Our loan agreements, page 23

8.	In an appropriate section of your document, please describe the financial covenants that generate the risk described in this risk factor. Address how close you are to violating the relevant covenants.

The Company has revised the disclosure on page 23 of the Amended DRS to remove references to financial covenants. The Company respectfully advises the Staff that its loan agreements do not contain any financial covenants.

Our failure to adequately protect our intellectual property rights, page 27

9.

We note your disclosure that you may be required to license “certain” of your patents to competitors. Please clarify the extent of your patent portfolio that you may be required to license, including the extent of your business derived from those patents.

The Company respectfully advises the Staff that, as a participant in the IEEE standard process with respect to its 10GBASE-T and 2.5/5GBASE-T technologies, the Company has signed Letters of Assurance with the IEEE stipulating that the Company would agree to license to other members of the IEEE, under reasonable and non-discriminatory (“RAND”) terms, patents containing essential claims that are necessary for the implementation of the standard. As of today, the Company does not license any of its patents to other members of the IEEE; however, it may decide, or otherwise be required pursuant to such Letters of Assurance, to enter into such licensing agreements under RAND terms with such other members in the future. The Company has revised the disclosure on page 27 of the Amended DRS to reflect the foregoing.

Industry and Market Data, page 38

10.	Please tell us whether you commissioned any industry and market data presented in your document.

The Company respectfully advises the Staff that it did not commission any industry or market data presented in the Draft Registration Statement or Amended DRS.

Capitalization, page 44

11.	We see your discussion in the narrative above the Capitalization table on page 44 that the pro

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Page Four

forma basis assumes the reclassification of the preferred stock warrant liability to additional paid-in capital. Please explain to us the reason that the preferred stock warrant liability is not included in the actual column in the table.

The Company has revised the disclosure on page 44 of the Amended DRS to add the preferred stock warrant liability in the actual column in the table.

Customer Demand, page 52

12.

We note your disclosure in the last sentence of this section regarding nine to 12-month visibility into demand. Please tell us whether your current visibility reveals that your revenue and margin levels and trends will be consistent with those disclosed for the periods presented in your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Amended DRS to indicate that, once its customers are in production, they will generally provide nine to 12-month forecasts of expected demand and these forecasts serve as an indication of future demand. The indication of future demand provided by current forecasts leads the Company to believe that its future revenue and margin levels and trends during the period covered by such forecasts will be consistent with those trends disclosed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as revised in the Amended DRS. However, the Company notes that, as indicated in the revised disclosure on page 52 and in the section titled “Risk Factors—Risks Related to Our Business and Our Industry—We depend on a limited number of customers for a substantial majority of our revenue, and believe that our operating results for the foreseeable future will continue to depend on sales to Intel and Cisco, our two largest customers. If we fail to retain or expand our customer relationships or if our customers cancel or reduce their purchase commitments, our revenue would decline significantly,” such customer-provided forecasts are subject to change by the customer and are not necessarily determinative of, and cannot necessarily be relied upon as an indication of, its future performance.

Results of Operations, page 54

13.

We note your disclosure on pages 14 and 16 regarding the risk that design wins and product lifecycles create for your business. We also note the “key factors” that you identify on page 52. Please discuss your design wins and the stage of your products in their lifecycle during the periods presented, including changes during the periods presented and any trends required to be disclosed by Regulation S-K Item 303(a)(3)(ii).

The Company respectfully advises the Staff that, during the periods presented, it had several products progressing through their product life cycles. In the data center market, the significant majority of the Company’s revenue for the periods presented was derived from its 10GBASE-T custom ASIC product, which it refers to as Twinville. However, during the year ended December 31, 2015, the Company introduced and began to record revenue from its Sageville and Coppervale products, two newer custom ASICs, which it expects to phase out the Twinville product. As a result, the Company expects its Twinville product to reach the end of its product life cycle by the end of 2016 and the revenue from its Sageville and Coppervale products to increase over time.

In the enterprise market, during the periods presented, the Company developed its 5GBASE-T

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Page Five

and 2.5GBASE-T AQrate product. The Company began marketing and secured design wins for its AQrate product in 2015. The Company expects the revenue from its AQ rate product to increase over time; however, it does not expect future revenue from this product to be significant until at least 2017. Similarly, the Company has incurred the cost for the design and development of products that have not yet been introduced, but which it will likely bring to the market in future periods to generate future revenue.

The Company further advises the Staff that it has revised the disclosure on page 52 of the Amended DRS to reflect the foregoing.

Comparison of the Nine Months Ended September 20, 2014 and 2015, page 56

14.

Please include in your disclosure a discussion of the extent of the lower selling prices that you mention in your subsections regarding revenue and gross margin. Also discuss the extent of the effect on revenue of “introducing products in the enterprise market.”

The Company has revised the disclosure on pages 57 and 58 of the Amended DRS.

Debt Obligations, page 64

15.	Please disclose the “certain performance milestones” mentioned in this section with sufficient specificity to permit investors to evaluate the likelihood of achieving the milestones.

The Company respectfully submits to the Staff that it began making principal payments on the aggregate principal amount outstanding under its Amended and Restated Loan and Security Agreement with Pinnacle Ventures L.L.C on May 1, 2016, the original principal repayment date, notwithstanding the achievement of the performance milestones set forth therein. Therefore, the disclosure of such performance milestones would not be relevant to investors. Further, the Company respectfully submits to the Staff that, as of the date of this letter, no principal is outstanding under its Loan and Security Agreement with Hercules Technology Growth Capital, Inc., and the Company has no intention of drawing on this line of credit within the next 12 months. As a result, the Company currently does not intend to extend the maturity date of this Loan and Security Agreement from February 1, 2017 to February 1, 2018 pursuant to the terms thereof, notwithstanding any achievement of the performance milestones set forth therein. Therefore, the disclosure of such performance milestones would not be relevant to investors. To the extent that the Company’s intentions change with respect to the maturity date of its line of credit with Hercules Technology Growth Capital, Inc., the Company will provide an updated response to the Staff.

The Company further advises the Staff that it has revised the disclosure on pages 65, F-18 and F-19 of the Amended DRS to reflect the foregoing.

Contractual Obligations, page 65

16.

Please tell us the dollar amount of the contracts excluded from the table based on the criteria mentioned in the last sentence of this section. Also tell us the authority on which you rely to exclude those contracts from the table.

The Company has revised the disclosure on pages 65 and 66 of the Amended DRS to include the dollar amounts of all of the Company’s contractual commitments and obligations in the table.

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Page Six

Customer Case Study, page 79

17.

Regarding your disclosure in this section about a successful case study, please ensure that you have presented the disclosure in a balanced manner. For example, do you have an example of a material unsuccessful case study?

The Company has revised the disclosure on page 81 of the Amended DRS to present the disclosure in a balanced manner. Further, the Company respectfully informs the Staff that it does not have an example of a material unsuccessful case study.

Intellectual Property, page 86

18.

We note your disclosure that many of your patents relate to the AQrate technology. Please clarify the extent to which the technology in your other products is protected by patents. Also disclose the duration and effect of the licenses that generate the risk mentioned in the second risk factor on page 28; file these licenses as exhibits to your registration statement.

The Company respectfully submits to the Staff that its patent portfolio relates to both its 10GBASE-T PHYs and AQrate technology. The two technologies together accounted for 100% of the Company’s revenue in 2015. The Company has revised the disclosure on page 88 of the Amended DRS to reflect the foregoing.

In response to the Staff’s comment regarding the second risk factor on page 28, the Company has revised the disclosure on page 28 of the Amended DRS to more accurately describe the risks associated with license of third-party intellectual property. The Company respectfully advises the Staff that the licenses referred to in such risk factor have been entered into in the ordinary course of business and are not, in and of themselves, material to the operation of the Company’s business. Therefore, the Company has not disclosed the duration and effect of the licenses, which would be immaterial, nor has it filed these licenses as exhibits to the Amended DRS.

Management, page 88

19.

Please disclose the principal business of the entities that you identify as the organizations in which the named individuals carried on their occupations and employment. For example, we note your references to Teranetics and RAO “UES.”

The Company has revised the disclosure on pages 90, 91 and 92 of the Amended DRS as requested.

Executive Compensation, page 97

20.	Please disclose the date that you will disclose the compensation that, according to footnote 2 of your Summary Compensation Table, you have omitted.

The Company has revised the disclosure on page 99 of the Amended DRS to include the compensation referred to in footnote 2 of the Summary Compensation Table.

Outstanding Equity Awards, page 101

21.	Please reconcile the first sentence of footnote 1 with the last sentence of the first full paragraph on page 103.

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Page Seven

The Company has revised the disclosure on page 105 of the Amended DRS to reconcile the inconsistency. Equity grants have been awarded under the Company’s 2015 Equity Incentive Plan (the “2015 Plan”), as currently in effect, as indicated in the Outstanding Equity Awards table on page 103; however, because the 2015 Plan has yet to be amended and restated in connection with the completion of the offering, no awards have been granted under such amended and restated 2015 Plan.

Certain Relationships and Related Party Transactions, page 111

22.	Please tell us the authority on which you rely to qualify your disclosure “to [y]our knowledge” as you do in the first paragraph of this section.

The Company has revised the disclosure on page 113 of the Amended DRS to remove the knowledge qualifier.

Letter Agreement with GLOBALFOUNDRIES, page 112

23.

Please clarify the obligations of the parties under this agreement. For example, for how long must you provide design and development services? What is the extent of the resources that you must commit to the project? What are the material “certain conditions”?

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 114 of the Amended DRS. The Company further advises the Staff that this agreement has been filed as an exhibit to the Amended DRS with certain terms in redacted form pursuant to a request for confidential treatment submitted pursuant to Rule 406 of the Securities Act of 1933, as amended.

Investors’ Rights Agreement, page 113

24.	Please describe in your prospectus section 4.7 of exhibit 4.2, and clarify when your obligations in that section terminate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 115 of the Amended DRS.

Principal and Selling Stockholders, page 115

25.

Please disclose all natural persons or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 116. We note for example that some of your footnotes to the table do not identify a natural person or identify only one person who “shares” beneficial ownership.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 118 and 119 of the Amended DRS.

26.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

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Page Eight

The Company respectfully advises the Staff that the selling stockholders have not yet been identified; however, it does not expect that any of the selling stockholders will be broker-dealers or affiliates of broker-dealers. To the extent that any of the selling stockholders are broker-dealers or affiliates of broker-dealers, the Company will provide an updated response to the Staff.

Description of Capital Stock, page 118

27.	Please disclose the number of your holders of common equity.

The Company has revised the disclosure on page 120 of the Amended DRS to disclose the number of holders of its common equity.

Lock-up Agreements, page 125

28.	Please reconcile the last sentence of this first paragraph of this section with the first paragraph on page 133.

The Company respectfully acknowledges the Staff’s comment and has removed the last sentence of the first paragraph of the section titled “Lock-up Agreements” on page 127 of the Amended DRS.

Underwriting, page 131

29.	Please provide more specific information regarding the past relationships with the underwriters mentioned in the penultimate paragraph on page 133.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that it does not have any material past relationships with the underwriters. The Company has revised the disclosure on page 135 of the Amended DRS accordingly.

Revenue Recognition, page F-9

30.

Please expand to describe your revenue recognition policy in greater detail, including any differences among customer categories, markets or geographical locations. Please clarify whether your accounting policy differs for sales through third-party representatives. Also clarify, if applicable, how your revenue recognition is impacted by discounts, return policies, post shipment obligations, customer acceptance, credits, rebates, and price protection or similar privileges.

The Company has revised the disclosure on pages 53, 66 and F-9 of the Amended DRS to expand its description of its revenue recognition policy. Further, the Company respectfully informs the Staff that its revenue recognition policy does not differ among customer categories, markets or geographical locations.

31.

We note your disclosure that revenue is recognized when title passes, which is generally upon shipment. Please revise to describe those circumstances when revenue would be recognized at a different point in the sales process.

The Company has revised the disclosure on pages 53, 66 and F-9 of the Amended DRS to clarify its revenue recognition policy.

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Page Nine

Collaboration and Development Charge, page F-9

32.

We note your discussion here and on page 53 regarding your collaboration with Global Foundries. Please revise to disclose your accounting treatment for the agreement and the basis for recording the collaboration and development charge in fiscal 2015.

The Company has revised the disclosure on pages F-9 and F-10 of the Amended DRS to disclose its accounting treatment for the agreement with GLOBALFOUNDRIES and the basis for recording the collaboration and development charge in fiscal 2015.

Note 7. Deferred Revenue, page F-15

33.

We see that you entered into an agreement with Intel to develop an agreed-upon product and provide prototypes. We also see that this agreement included terms of future pricing. Please revise to disclose the significant terms of the agreement and clarify the accounting treatment for each of the deliverables, the pricing discounts and engineering services.

The Company has revised the disclosure on pages F-16 and F-17 of the Amended DRS as requested.

Note 12. Common Stock, page F-24

Common Stock Valuation, page 68

34.

Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated fair values of your convertible preferred stock and common stock during the past twelve months and the estimated IPO price, please explain to us each significant factor contributing to the difference.

The Company respectfully acknowledges the Staff’s comment and intends to supplementally provide the requested analysis to the Staff prior to the circulation of a preliminary prospectus once an estimated IPO price range has been made available.

Exhibits and Financial Statement Schedules, page II-4

35.	Please include in your exhibit index the amended agreement mentioned in the second full paragraph on page 100.

The Company has revised the exhibit index to the Amended DRS as requested.

*         *         *

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Page Ten

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

COOLEY LLP

Cc:

Faraj Aalaei, Aquantia Corp.

Mark Voll, Aquantia Corp.

Babak Yaghmaie, Cooley LLP

Robert Phillips, Cooley LLP

Alison Haggerty, Cooley LLP

Jorge del Calvo, Pillsbury Winthrop Shaw Pittman LLP

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

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